November 10, 2005

BY HAND AND BY EDGAR

Mr. H. Roger Schwall,

Assistant Director

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:    BHP Billiton Finance (USA) Limited, BHP Billiton Limited and

 BHP Billiton Plc

 Registration Statement on Form F-3 (File No. 333-30548)

 Annual Report on Form 20-F for the year ended June 30, 2005

 (File Nos. 001-09526 and 001-31714)

Dear Mr. Schwall:

On behalf of our clients, BHP Billiton Finance (USA) Limited, BHP Billiton Limited and BHP Billiton Plc (the “Companies”), enclosed are three copies of Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of BHP Billiton Limited and BHP Billiton Plc, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. Page references in this letter refer to the corresponding pages of the Amendment.

The changes to the Form 20-F have been made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 2, 2005 (the “Comment Letter”) commenting on the above-mentioned Annual Report. Set forth below are the Companies’ responses to the comments raised in the Comment Letter.

1.	Please note that we have limited our review of your pending registration statement to compliance with the comments issued on your Form 20-F for the year ended June 30, 2005. We will not be in a position to declare the pending registration statement effective until all comments have been addressed.

The Companies note the extent of the Staff’s review and acknowledge the Staff’s position with respect to the effectiveness of the pending registration statement.

2.	We note that your auditors reference a report date of October 3, 2005 in their consent, which differs from the actual report date of September 8, 2005, included in your Form 20-F. Please consult with your auditors in resolving this inconsistency.

The Companies advise that the auditors’ report included in the Form 20-F incorrectly stated the date on which KPMG Audit Plc signed the report. The consent of KPMG Audit Plc references the correct date: October 3, 2005. The auditors’ report contained on page F-3 of the Amendment has been revised to state the correct date.

3.	We note that you reference the required disclosures for this item appearing under Item 5A of your filing, and Note 29 of the Group’s financial statements. We remind you of the requirement to present this information outside of, and not incorporate the information into, the financial statements (including the footnotes to the financial statements), and suggest providing the required information in one location to make it more easily understood. If the information is disclosed in more than one location, you should provide cross references to the locations of the related disclosures. The cross reference you provide currently is not sufficiently specific.

Please ensure you disclose quantitative information about your market risk, using one of the following three alternatives: (i) tabular presentation of information related to market risk sensitive instruments; (ii) sensitivity analysis disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices over a selected period of time; or (iii) value at risk disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments over a selected period of time, with a selected likelihood of occurrence, from changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant rates or prices. Please amend your filing to comply with general instruction 6 to Items 11(a) and 11(b) of Form 20-F.

We refer to our telephone conversations with Mr. Don Delaney on November 3, 2005 and Mr. Karl Hiller on November 4, 2005 regarding this comment. The Companies have revised Item 11 to clarify the cross-references to Item 5 and Note 29 to the financial statements (see page 35).

4.	It appears you may need to correct your measure of “earnings per ordinary share (basic) (US cents),” as the amount presented on page F-4 for the year ended June 30, 2005 differs from the corresponding amount disclosed on page F-39 of your financial statements.

The Companies have revised the measure stated on page F-4 in response to the Staff’s comment, thereby eliminating the inconsistency.

5.

We note your disclosure on page 122, indicating that you have certain base metal sales agreements that provide for provisional pricing based on the LME when shipped, with final settlement based on the average applicable price for a specific future period, and that you record revenue upon transfer of title using the forward rate in place for the relevant specified future period. We understand that such revenues are adjusted to fair value through profit each period until the date of the final pricing, using the lower of the cash or forward curve price, rather than period-end spot price used previously. Please disclose the date that you changed your valuation methodology, and the circumstances precipitating this decision; the manner of transition should be clear. Please also disclose your accounting treatment for provisional pricing arrangements along with your “Turnover” accounting policy disclosure.

As requested, the Companies have revised the disclosure in Item 5 (see page 17), in the “Turnover” accounting policy disclosure (see page F-14) and in the US GAAP disclosures (see page F-92) in response to the Staff’s comment.

In response to the Staff’s verbal request for a supplemental explanation of why the Companies regard as appropriate the specified method of estimating fair value, the Companies advise as set forth in Annex A to this letter.

On behalf of the Companies, we would like to thank you for your co-operation. If you require further information or have any questions regarding the foregoing, please contact the undersigned in Australia at (011) (612) 9253 6015, Christopher Kell at (011) (612) 9253 6055 or Mark Leemen at (011) (612) 9253 6024, or, if you have further questions about the financial statements, Nigel Chadwick in Australia at (011) (613) 9609 3821. Alternatively, if more convenient, you may call our Washington, D.C. switchboard on (202) 371 7000 and ask to be transferred to my extension.

Very truly yours,

/s/ Robert H. Williams

cc.	Securities and Exchange Commission

Jason Wynn

Donald F. Delaney

Karl Hiller

BHP Billiton

Nigel Chadwick

Andrew Chadwick

Jones Day

Andrew S. Reilly

ANNEX A

The BHP Billiton Group (the “Group”) sells various commodities, but principally copper, on provisional pricing arrangements. Those arrangements require that final pricing be determined by reference to the quoted LME price for copper, normally at one or two months after the month of shipment. For all sales transactions, the Group’s accounting policy requires that revenue be measured at the fair value of the consideration receivable. In the case of provisional pricing arrangements, the measurement of fair value requires an estimate of the fair value of the final price adjustment.

Historically, the Group’s practice in estimating fair value used quoted forward prices. At that time, the copper forward price curve had a positive slope. However, the forward price curve tended to be an unreliable indicator of the final settled price, giving rise to frequent though not significant losses on final settlement of provisional pricing arrangements. As a result of those continuing losses, the Group reverted to a practice of estimating fair value based on the spot price. We understand that this change was supported by the then external auditors who had discussed the issue with the SEC staff at the time.

As a consequence of the preparation for transition to IFRS, further consideration was given to the most reliable basis on which to estimate the fair value of provisional pricing arrangements. The Group was aware of the preferred practice (to use forward prices) expressed in the minutes of the AICPA SEC Regulations Committee of September 25, 2002, and noted that the preferences are not authoritative positions expressed by the SEC or its Staff and is also aware of divergent views as to the valid use of forward prices for accounting purposes. Specifically, quoted forward prices are for cash settlement at a future specified date - fair value of such an arrangement measured at an earlier date should be determined as the present value of the forward price. Thus, in a market with a positive sloping forward curve, fair value at balance date would be best estimated using a price that fell between spot and forward.

In light of the Group’s previous experiences and current views on fair value estimates, the Group considers that a more prudent and reliable measurement technique is to use the lower of spot and forward for remeasuring outstanding provisionally priced sales transactions. At 30 June 2005, the forward curve for copper was in backwardation (a negative slope) such that forward prices, discounted or not, were lower than the spot price. As a consequence, actual prices used at that date were the quoted forward prices applicable to open transactions. This outcome was therefore in accordance with the preference of the SEC.

The incremental revenue recognised at 30 June 2005 using forward prices to remeasure outstanding provisionally priced sales transactions was US$46 million lower than the amount that would have been recognised had we used spot prices. This amount represents 0.15% of Group turnover and 0.53% of net profit before tax.

Had the Group made this change in estimation technique at 30 June 2004, the adjustment to revenues and profit before tax would have been no more than a US$10 million decrease, representing 0.04% of Group turnover and 0.22% of net profit before tax. At 30 June 2003, the adjustment to revenues and profit before tax would have been no more than a US$5 million increase, representing 0.03% of Group turnover and 0.17% of net profit before tax.

Accordingly, the Group concluded that the impact of this change was immaterial to its financial condition and operating results.

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